

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Joseph R. Shaposhnik
Chief Executive Officer
TCW Special Purpose Acquisition Corp.
865 S. Figueroa St., Suite 1800
Los Angeles, CA 90017

> **Re: TCW Special Purpose Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2021**
> **File No. 333-252775**

Dear Mr. Shaposhnik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. In response to comment 2, you revised Section 9.3 of Ex 4.4 to disclose that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. However, we reissue comment 2 as it related to the application of your exclusive forum clause in your warrant agreement to claims under the Exchange Act. In this regard, we note your disclose on page 62 that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please revise the exclusive

forum provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4. to state this clearly.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Mies